OPPENHEIMERFUNDS DISTRIBUTOR, INC.

(A Wholly Owned Subsidiary of OppenheimerFunds, Inc.)

Statement of Financial Condition and Exemption Report

December 31, 2018

(With Reports of Independent Registered Public Accounting Firm)

Filed in accordance with Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a public document.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22992

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OppenheimerFunds Distributor, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 Liberty Street, 11th Floor
(No. and Street)

New York	NY	10281-1008
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tony Oh (303) 768-1363
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

1225 Seventeenth Street, Suite 800	Denver	CO	80202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Tony Oh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OppenheimerFunds Distributor, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer

Title

Brooke Belfiore

Notary Public

BROOKE BELFIORE
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20084023723
MY COMMISSION EXPIRES JULY 17, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OPPENHEIMERFUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of OppenheimerFunds, Inc.)

Table of Contents

KPMG LLP
Suite 800
1225 17th Street
Denver, CO 80202-5598

Report of Independent Registered Public Accounting Firm

To the Board of Directors
OppenheimerFunds Distributor, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of OppenheimerFunds Distributor, Inc. (a wholly owned subsidiary of OppenheimerFunds, Inc.) (the Company) as of December 31, 2018, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2004.

Denver, Colorado
February 5, 2019

OPPENHEIMERFUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of OppenheimerFunds, Inc.)

Statement of Financial Condition

December 31, 2018

(Dollars in thousands)

Assets		
Cash and cash equivalents	$	264,887
Accounts receivable:		
Distribution and service plan fee receivable		19,768
Receivable from affiliates		2,010
Other		635
Other assets		3,737
Income tax receivable		754
Deferred tax asset		23,722
Deferred sales commissions		6,885
Secured demand notes receivable		100,000
Total assets	$	422,398
Liabilities and Shareholder's Equity		
Liabilities:		
Distribution and service plan fee payable	$	65,232
Accounts payable and accrued expenses		40,791
Accrued compensation		47,863
Payable to affiliates		29,437
Income tax payable		14,403
Deferred compensation arrangements		49,954
Notes payable under subordinated secured demand note collateral agreement		100,000
Total liabilities		347,680
Shareholder's equity:		
Total shareholder's equity		74,718
Total liabilities and shareholder's equity	$	422,398

See accompanying notes to statement of financial condition.

(Dollars in thousands)

(1) The Company and Its Significant Accounting Policies

OppenheimerFunds Distributor, Inc. (the Company or OFDI), a New York corporation, distributes registered investment companies (hereafter referred to as mutual funds), for the OppenheimerFunds mutual fund family. The Company is a wholly owned subsidiary of OppenheimerFunds, Inc. (OFI or Parent), which is a wholly owned subsidiary of Oppenheimer Acquisition Corporation (OAC), which is ultimately controlled by Massachusetts Mutual Life Insurance Company (Mass Mutual). The Company is registered as a broker/dealer under the Securities Exchange Act of 1934.

(a) Invesco Acquisition

On October 17, 2018, Mass Mutual and Invesco Ltd. (Invesco) signed a definitive agreement whereby Invesco will acquire the Company's parent, OppenheimerFunds, Inc., for consideration of 81.9 million shares of common stock and $4 billion in perpetual, non-cumulative preferred stock with a 21-year non-call period and a fixed rate of 5.9%. The shareholder agreement specifies a lock-up period of two years for the common stock and five years for the preferred stock. The transaction is expected to close in the second quarter of 2019, pending necessary regulatory and other third-party approvals.

(b) Cash and Cash Equivalents

Cash on deposit and investments in money market mutual funds are considered cash and cash equivalents. The fair market value of investments in money market mutual funds of $259,663 was determined using level 1 inputs.

(c) Deferred Sales Commissions

Sales commissions paid to broker/dealers in connection with sales of shares of certain mutual funds are charged to deferred sales commissions and amortized over the estimated period in which they will be recovered from distribution and service plan fees and/or contingent deferred sales charges, ranging over 12 months. The Company has determined that the unamortized deferred sales commissions are recoverable at December 31, 2018.

(d) Income Taxes

Income taxes due to governmental taxing authorities are based on the Company's best estimate of its current and deferred tax assets and liabilities. Deferred income taxes are provided for temporary differences that exist between financial reporting and tax bases of assets and liabilities.

The Company is included in a consolidated U.S. federal income tax return with Mass Mutual and Mass Mutual's eligible U.S. subsidiaries. The Company also files income tax returns in various states. The Company, Mass Mutual, and Mass Mutual's eligible subsidiaries and certain affiliates (the Parties) have executed and are subject to a written tax allocation agreement (the Agreement). The Agreement sets forth the manner in which the total combined federal income tax is allocated among the Parties. The Agreement provides the Company with the enforceable right to recoup federal income taxes paid in prior years in the event of future net losses, which it may incur. Further, the Agreement provides the Company with the enforceable right to utilize its net losses carried forward as an offset to future net income subject to federal income taxes.

(e) Fair Value of Financial Instruments

The Company's financial instruments include accounts receivable, accounts payable and note payable under subordinated secured demand note collateral agreement. The carrying values of the Company's accounts receivable and accounts payable approximate their fair values due to their short-term nature. The carrying value of the note payable under subordinated secured demand note collateral agreement approximates fair value due to the nature of the contractual agreement as discussed in Note 4.

(f) Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(2) Related Parties and Other Matters

The following is a summary of the significant transactions and relationships with affiliated companies and other related parties as of December 31, 2018:

(a) Officers and Directors of the Company and Shareholders of OAC

Several officers and directors of the Company are shareholders of OAC while also serving as officers and directors of affiliates or the mutual funds distributed by the Company.

(b) Intercompany Service Arrangements

The Company provides marketing and related services to OFI and affiliates, OFI SteelPath, Inc., OFI Advisors, LLC and Seattle Northwest Asset Management, LLC. In consideration for the services provided by the Company, OFI and affiliates pay a portion of their investment advisory fees to the Company. The balance receivable related to this agreement is $2,010 at December 31, 2018.

(Dollars in thousands)

The Company has entered into an expense sharing agreement with an affiliate, OFI Global Asset Management, Inc. (OFI Global). OFI Global provides administrative support services, office space, and other services to the Company. OFI Global allocates a proportional share of the cost of the services to the Company based upon its use of the services. The balance payable related to this agreement is $7,147 at December 31, 2018.

The Company also reimburses OFI Global for paying certain expenses such as payroll and vendor payments on behalf of the Company. At December 31, 2018, the Company has a balance payable to OFI Global in the amount of $22,290 related to such expenses.

(c) Revenue Sharing and Servicing Arrangements

The Company makes payments to affiliates of Mass Mutual for certain revenue sharing and servicing arrangements. The balance payable related to this agreement is $1,645 at December 31, 2018 and is included in accounts payable and accrued expenses.

(d) Distribution and Service Plan Fees

The Company makes payments to affiliates of Mass Mutual for their sales of mutual funds. These payments are made pursuant to Rule 12b-1 plans adopted by the respective funds, are based upon rates set under the plans, and are based on total assets invested by the affiliate's customers. The balance payable is $2,955 at December 31, 2018 and is included in distribution and service plan fee payable.

(Dollars in thousands)

(3) Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2018 are as follows:

Deferred tax assets (by type):		
Share-based payment arrangements	$	6,000
State net operating losses		12,868
Deferred compensation arrangements		10,388
		29,256
Less valuation allowance		710
Gross deferred tax assets		28,546
Deferred tax liabilities (by type):		
Deferred sales commissions		1,558
Other		3,266
Gross deferred tax liabilities		4,824
Net deferred tax asset	$	23,722
Deferred taxed (by jurisdiction):		
Net deferred tax assets (State)	$	13,523
Net deferred tax assets (Federal)		10,199
Net deferred tax asset	$	23,722

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the amount of taxes paid in prior years, scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in this assessment. The Company has established valuation allowances when it is more likely than not that deferred tax assets will not be realized. The total valuation allowance as of December 31, 2018 of $710 is the amount attributable to state net operating losses.

As of December 31, 2018, $754 was a receivable for state income taxes. As of the same date, $14,403 was a payable to Mass Mutual for consolidated federal income taxes.

The Company recognizes accrued interest and penalties related to the liability for uncertain tax positions as a component of the provision for income taxes. As of December 31, 2018, the Company's payable for interest and penalties was $23.

(Dollars in thousands)

Tax returns filed in previous years are subject to audit by various federal and state taxing authorities, and as a result of such audits, additional tax assessments may be proposed. The following tax years remain open to income tax examination for each of the more significant jurisdictions where the Company is subject to income taxes: tax years 2014 and later remain open to U.S. federal income tax examination, tax years 2015 and later remain open to income tax examination in New York State and New York City, tax years 2014 and later remain open to income tax examination in Colorado, and tax years 2014 and later remain open to income tax examination in various other state tax jurisdiction.

(4) Secured Demand Notes

On October 30, 2017, the Company entered into four new secured demand notes (SDNs) with MassMutual Holding, LLC, a wholly owned subsidiary of Mass Mutual, each in the amount of $25,000, totaling $100,000. The SDNs have varying maturity dates from September 1, 2021 to September 1, 2027.

At December 31, 2018, the collateral for the outstanding SDNs consisted of cash, U.S. Government and U.S. Government Agency securities with a fair value approximating $122,007. The Company has not exercised its right to sell or repledge the collateral payable by the Company.

The Corresponding liability "Note payable under subordinated secured demand note collateral agreement" is subordinate to the claims of the general creditors. To the extent that the subordinated borrowings are required for the Company's continued compliance with the minimum net capital requirements under Rule 15c3-1, they may not be repaid. The notes payable are available in computing net capital under the Securities and Exchange Commission net capital rules.

(5) Employee Benefit Plans

OFI Global has a 401(k) Retirement Savings Plan (the Plan), a defined contribution plan, in which all Company employees are eligible to participate. The Plan provides for company matching contributions and, after one year of service, provides for discretionary contributions subject to plan and statutory limits.

In addition, employees of the Company participate in OFI Global's nonqualified deferred compensation plan, which allows certain employees to elect to defer a portion of their compensation. Employees are credited with earnings on the deferrals using returns on mutual funds in the OppenheimerFunds family. At December 31, 2018, deferred compensation payable was $49,954.

(6) Net Capital Requirement

As a broker/dealer registered with the Securities and Exchange Commission, the Company is required to maintain minimum net capital, as defined in Rule 15c3-1 of the Securities Exchange Act of 1934. The Company computes its net capital using the alternative standard appearing in paragraph (a)(1)(ii) of Rule 15c3-1. Under this method, minimum capital is $250. At December 31, 2018, the Company had net capital of $128,275 that exceeded requirements by $128,025.

(7) Subsequent Events

The Company evaluated subsequent events through February 5, 2019, which is the date the financial statement was available to be issued. There were no significant subsequent events that would require adjustments to or disclosure in the financial statement.

Other – Exemption Report

KPMG LLP
Suite 800
1225 17th Street
Denver, CO 80202-5598

Report of Independent Registered Public Accounting Firm

The Board of Directors
OppenheimerFunds, Inc.:

We have reviewed management's statements, included in the accompanying OppenheimerFunds Distributor, Inc. Exemption Report (the Exemption Report), in which (1) OppenheimerFunds Distributor, Inc. (a wholly owned subsidiary of OppenheimerFunds, Inc.) (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(1) (the exemption provision); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2018 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Denver, Colorado
February 5, 2019

OppenheimerFunds Distributor, Inc. Exemption Report

OppenheimerFunds Distributor, Inc. (the "Company" or "OFDI") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3(k)(1) (the "exemption provision") and (2) the Company met the exemption provision throughout the most recent fiscal year 2018 from January 1, 2018 to December 31, 2018.

Tony Oh
Treasurer

February 5, 2019